EXHIBIT 12

PEOPLES BANCORP INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS

RETURN ON AVERAGE EQUITY	Net income/Average stockholders’ equity

RETURN ON AVERAGE ASSETS	Net income/Average assets

NET INTEREST MARGIN	Fully-tax equivalent net interest income/Average earning assets

EFFICIENCY RATIO	(Non-interest expenses less intangible asset amortization)/(Fully-tax equivalent net interest income plus non-interest income excluding securities and asset disposal gains and/or losses)

AVERAGE STOCKHOLDERS’ EQUITY TO AVERAGE ASSETS	Average stockholders’ equity/Average assets

AVERAGE LOANS TO AVERAGE DEPOSITS	Average gross loans/Average deposits

CASH DIVIDENDS TO NET INCOME OR DIVIDEND PAYOUT RATIO	Dividends declared/Net income

NONPERFORMING LOANS TO TOTAL LOANS	(Nonaccrual loans plus loans past due 90 days or greater plus renegotiated loans)/Gross loans net of unearned interest at quarter-end

NONPERFORMING ASSETS TO TOTAL ASSETS	(Nonaccrual loans plus loans past due 90 days or greater plus renegotiated loans plus other real estate owned)/Total assets

ALLOWANCE FOR LOAN LOSSES TO TOTAL LOANS	Allowance for loan losses/Gross loans net of unearned interest at quarter-end

TIER 1 CAPITAL RATIO	Stockholders’ equity less intangible assets and securities mark-to-market capital reserve ("Tier 1 Capital")/Risk weighted assets

TOTAL RISK-BASED CAPITAL RATIO	Tier 1 Capital plus allowance for loan losses/Risk weighted assets

LEVERAGE RATIO	Tier 1 Capital/Quarterly average assets

BOOK VALUE PER SHARE	Total stockholders’ equity/Common shares outstanding at quarter-end

TANGIBLE BOOK VALUE PER SHARE	(Total stockholders’ equity less goodwill and other intangible assets)/Common shares outstanding at quarter-end